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                              April 7, 2021

       Mario Todd
       Chief Executive Officer
       Stark Focus Group, Inc.
       Suite 3001, 505 6th Street SW
       Calgary AB T2P 1X5

                                                        Re: Stark Focus Group,
Inc.
                                                            Post Effective
Amendment No. 1 to Registration Statement on Form 1-A
                                                            Filed March 29,
2021
                                                            File No. 333-237100

       Dear Mr. Todd:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post Effective Amendment No. 1 to Registration Statement on Form 1-A

       Executive Compensation, page 41

   1. Please update this section to include compensation for the most recently completed fiscal year.
       General

   2. Please update to include audited financials for the most recently completed fiscal year and related disclosure.
   3. To sell shares at market prices, an existing trading market for those shares must exist in order to satisfy Rule
501(b)(3) of Regulation S-K. The OTC Pink Marketplace, where your shares are quoted,
is not considered to be such a market. Accordingly, please revise
 Mario Todd
Stark Focus Group, Inc.
April 7, 2021
Page 2
         your cover page disclosure and make corresponding changes elsewhere in the prospectus, as appropriate, to disclose that the selling shareholders will sell at a fixed price and to name that price.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charlie Guidry at 202-551-3621 or Erin Jaskot at 202-551-3442 with any questions.



FirstName LastNameMario Todd                                 Sincerely,
Comapany NameStark Focus Group, Inc.
                                                             Division of
Corporation Finance
April 7, 2021 Page 2                                         Office of Trade &
Services
FirstName LastName